SECURITIES AND EXCHANGE COMMISSION

[Release No. IC- 28762; File No. 812-13663]

RBC Capital Markets Corporation, et al.; Notice of Application and Temporary Order

June 9, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Temporary order and notice of application for a permanent order under section

9(c) of the Investment Company Act of 1940 ("Act").

Summary of Application: Applicants have received a temporary order exempting them

from section 9(a) of the Act, with respect to an injunction entered against RBC Capital

Markets Corporation ("RBC") on June 9, 2009 by the United States District Court for the

Southern District of New York ("Injunction"), until the Commission takes final action on

an application for a permanent order. Applicants also have applied for a permanent order.

Applicants: RBC, Voyageur Asset Management Inc. ("Voyageur"), Tamarack Distributors

Inc. ("Tamarack"), and Sky Investment Counsel Inc. ("Sky") (collectively, other than

RBC, the "Fund Servicing Applicants" and together with RBC, the "Applicants").[1]

Filing Date: The application was filed on June 3, 2009. Applicants have agreed to file an

amendment during the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to

the Commission's Secretary and serving Applicants with a copy of the request, personally

or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on

---

[1]   Applicants request that any relief granted pursuant to the application also apply to any
        other company of which RBC is or may become an affiliated person (together with the
        Applicants, the "Covered Persons").

July 6, 2009, and should be accompanied by proof of service on Applicants, in the form of

an affidavit, or for lawyers, a certificate of service. Hearing requests should state the

nature of the writer's interest, the reason for the request, and the issues contested. Persons

who wish to be notified of a hearing may request notification by writing to the

Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090; Applicants: RBC, One Liberty Plaza, 165 Broadway, New

York, NY 10006; Voyageur and Tamarack, 100 South Fifth Street, Suite 2300,

Minneapolis, MN 55402; and Sky, 1 Adelaide Street East, Suite 2310, Toronto, ON,

Canada M5C 2V9.

For Further Information Contact: Jaea F. Hahn, Senior Counsel, at (202) 551-6870, or

Julia Kim Gilmer, Branch Chief, at (202) 551-6821, (Division of Investment Management,

Office of Investment Company Regulation).

Supplementary Information: The following is a temporary order and a summary of the

application. The complete application may be obtained via the Commission's Web site by

searching for the file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   RBC is a full service investment banking firm engaged in securities

underwriting, sales and trading, investment banking, financial advisory services and

investment research services. RBC is registered with the Commission as a broker-dealer

under the Securities Exchange Act of 1934, as amended ("Exchange Act") and as an

investment adviser under the Investment Advisers Act of 1940, as amended ("Advisers

Act"). RBC is an indirect, wholly owned subsidiary of Royal Bank of Canada ("Royal

Bank"), a Canada-based global financial services firm.

2.   Voyaguer and Sky are registered as investment advisers under the Advisers

Act and provide investment advisory or subadvisory services to registered investment

companies ("Funds"). Voyageur is an indirect, wholly owned subsidiary of Royal Bank.

Royal Bank indirectly owns a controlling interest in Sky. Tamarack is a broker-dealer

registered under the Exchange Act and serves as principal underwriter to open-end Funds.

None of the Applicants serve as depositor to any Fund.

3.   On June 9, 2009, the United States District Court for the Southern District

of New York entered a judgment against RBC ("Judgment") in a matter brought by the

Commission.[2] The Commission alleged in the complaint ("Complaint") that RBC violated

section 15(c) of the Exchange Act by misrepresenting to many of its customers that auction

rate securities were safe, highly liquid investments that were substitutes for cash or money

market funds. The Complaint further alleges that on February 11, 2008, RBC determined

not to place bids in most of its auctions, as it had historically done, resulting in failed

auctions. Without admitting or denying the allegations in the Complaint, except as to

jurisdiction, RBC consented to the entry of the Injunction and other equitable relief

including undertakings to take various remedial actions for the benefit of purchasers of

certain auction rate securities.

Applicants' Legal Analysis:

1.   Section 9(a)(2) of the Act, in relevant part, prohibits a person who has been

enjoined from, among other things, engaging in or continuing any conduct or practice in

---

[2]   Securities and Exchange Commission v. RBC Capital Markets Corporation, Judgment as to
         Defendant RBC Capital Markets Corporation, 09-cv-5172 (S.D.N.Y., June 9, 2009).

connection with the purchase or sale of a security, or in connection with activities as an underwriter, broker or dealer, from acting, among other things, as an investment adviser or depositor of any registered investment company or a principal underwriter for any registered open-end investment company, registered unit investment trust or registered face-amount certificate company. Section 9(a)(3) of the Act makes the prohibition in section 9(a)(2) applicable to a company, any affiliated person of which has been disqualified under the provisions of section 9(a)(2). Section 2(a)(3) of the Act defines "affiliated person" to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person. Applicants state that RBC is an affiliated person of each of the other Applicants within the meaning of section 2(a)(3) of the Act. Applicants state that the entry of the Injunction results in Applicants being subject to the disqualification provisions of section 9(a) of the Act.

2.   Section 9(c) of the Act provides that the Commission shall grant an application for exemption from the disqualification provisions of section 9(a) if it is established that these provisions, as applied to the Applicants, are unduly or disproportionately severe or that the Applicants' conduct has been such as not to make it against the public interest or the protection of investors to grant the exemption. Applicants have filed an application pursuant to section 9(c) seeking a temporary and permanent order exempting them and Covered Persons from the disqualification provisions of section 9(a) of the Act.

3.   Applicants believe they meet the standards for exemption specified in section 9(c). Applicants state that the prohibitions of section 9(a) as applied to them would be unduly and disproportionately severe and that the conduct of the Applicants has been

4

such as not to make it against the public interest or the protection of investors to grant the exemption from section 9(a).

4.   Applicants state that the alleged conduct giving rise to the Injunction did not involve any of the Applicants acting in the capacity of investment adviser or subadviser to any Fund or in the capacity of principal underwriter for any open-end Fund. Applicants also state that none of the current or former directors, officers, or employees of the Fund Servicing Applicants had any knowledge of, or had any involvement in, the conduct alleged in the Complaint. Applicants further state that the personnel at RBC who were involved in the violations alleged in the Complaint have had no involvement in providing investment advisory, subadvisory or principal underwriting services to Funds and will not have any future involvement in such activities.

5.   Applicants state that the inability to continue to provide investment advisory and subadvisory services to Funds and principal underwriting services to open-end Funds would result in potential hardship for the Funds and their shareholders. Applicants state that they will, as soon as reasonably practical, distribute written materials, including an offer to meet in person to discuss the materials, to the boards of directors of the Funds ("Boards") for which the Applicants serve as investment adviser, investment subadviser or principal underwriter, including the directors who are not "interested persons," as defined in section 2(a)(19) of the Act, of such Funds, and their independent legal counsel as defined in rule 0-1(a)(6) under the Act, relating to the circumstances that led to the Injunction, any impact on the Funds, and the application. Applicants state they will provide the Boards with all information concerning the Injunction and the application

that is necessary for the Funds to fulfill their disclosure and other obligations under the federal securities laws.

6.   Applicants also state that, if they were barred from providing services to Funds, the effect on their businesses and employees would be severe. Applicants state that they have committed substantial resources to establish an expertise in providing advisory and distribution services to Funds. Applicants further state that prohibiting them from providing such services would not only adversely affect their businesses, but would also adversely affect approximately 35 employees who are involved in those activities.

7.   Applicants have not previously received an exemption under section 9(c) as the result of conduct that triggered section 9(a).

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the following condition:

Any temporary exemption granted pursuant to the application shall be without prejudice to, and shall not limit the Commission's rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the application or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

Temporary Order:

The Commission has considered the matter and finds that Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that Applicants and any other Covered Persons are granted a temporary exemption from the provisions of section 9(a), solely with respect to the Injunction, subject to the condition in the application, from June 9, 2009, until the Commission takes final action on their application for a permanent order.

By the Commission.

Florence E. Harmon
Deputy Secretary